Natural Resource Partners LP
1415 Louisiana Street, Suite 3325
Houston, Texas 77002

September 20, 2024

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:         Natural Resource Partners LP

Form 10-K for the Fiscal Year ended December 31, 2023

Filed March 7, 2024

File No. 001-31465

Ladies and Gentlemen:

Set forth below are the responses of Natural Resource Partners LP (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated September 6, 2024, with respect to our Annual Report on Form 10-K for the Fiscal Year ended December 31, 2023, filed with the Commission on March 7, 2024 (the “2023 Annual Report”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Form 10-K for the Fiscal Year ended December 31, 2023

Business and Properties, page 10

1.

We note your response to prior comment two indicates, in part, that you do not have a contractual right to require that Sisecam provide to a qualified person the information necessary to produce a technical report summary pursuant to Subpart 1300 of Regulation S-K, and therefore, you regard this information as not "reasonably available." You further indicate, based on this assessment, that you do not believe you are required to fully comply with Subpart 1300 of Regulation S-K, in reliance on Rule 12b-21.

However, you also state that Sisecam has agreed to assist in providing “information that is not otherwise available” to you to the qualified person and to cooperate with the qualified person in the preparation of a new technical report summary. Given Sisecam’s willingness to assist in providing information and to cooperate with the qualified person, we are not in position to agree with your conclusion that necessary information is not “reasonably available” to you. Accordingly, you will need to revise your disclosure to fully comply with Subpart 1300 of Regulation S-K, to include filing a technical report summary with all of the content prescribed by Item 601(b)(96) of Regulation S-K.

RESPONSE:         We acknowledge the Staff’s comment and agree to revise our disclosure to fully comply with Subpart 1300 of Regulation S-K, including the requirement to obtain and file a technical report summary with all of the content prescribed by Item 601(b)(96) of Regulation S-K.

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Please direct any questions that you have with respect to the foregoing or if any additional information is required by the Staff, please contact K. Stancell Haigwood of Vinson & Elkins L.L.P. at (212) 237-0035.

Very truly yours,

NATURAL RESOURCE PARTNERS L.P.

By: NRP(GP) LP, its general partner

By: GP Natural Resource Partners LLC, its general partner

By:            /s/ Philip T. Warman

Name:       Philip T. Warman

Title:         General Counsel

cc:         K. Stancell Haigwood, Vinson & Elkins L.L.P.